Exhibit 99.2

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

The following discussion and analysis of the results of operations and financial position of the Company for the three months ending March 31, 2011 should be read in conjunction with the March 31, 2011 financial statements and the related notes which have been prepared adopting International Financial Reporting Standards (“IFRS”). All dollar amounts in this Management Discussion and Analysis (“MD&A”) are stated in Canadian dollars. The effective date of this report is date of filing.

Forward Looking Statements

Except for historical information, this MD&A may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. The reader is cautioned not to place undue reliance on this forward-looking information.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been focussing on exploration, when funds permit, on parts of its approximately 200 km2 (124 miles2)mineral properties in Highland Valley, British Columbia. These properties adjoin the large porphyry copper mining and milling operations of Highland Valley Copper.

A recently conducted Titan 24 DC/IP Geophysical Survey by Quantec Geoscience Ltd. has successfully identified at least 39 geophysical anomalies of which 12 can be considered high priority drill targets. According to Quantec, in summary, “anomaly priorities are based on a combination of depth below surface, size of the chargeability anomaly, correlation between conductors with chargeability highs and trust in an anomaly (i.e. the anomaly can be followed over several lines and the HS-chargeability model shows a similar shaped anomaly). The number of the high priority targets is based on occurrences on each line.”

The Titan -24 DC/IP/MT geophysical survey was conducted over the Getty Copper’s Highland Valley property between November 20th and December 13th of 2010. A total of 12 lines of data were collected (23.2 line-km of direct current induced polarization (“DC/IP”) and 19.2 line-km Magnetotelluric (MT) data with a station spacing of 100 m. The survey geometry for the DC/IP component was a pole-dipole geometry. The line spacing was 250 m. and the lines were located in staggered fashion over the Getty North Deposit, the Getty South Deposit and the Getty West Zone, which is 1.4 km to the southwest of the Getty North Deposit.

The objective of the survey was to further delineate the geophysical signatures of the Getty North and Getty South deposits, and the Getty West Zone, as well as identify other anomalies and features of interest. The survey covered only a small percentage of the total Getty property surface area.

The survey confirmed by correlation with the past drill results the location of Getty North, and South Deposits, and revealed a large anomaly southwest of the Getty North deposit named the Getty West anomaly. Overall data quality was high. Several NNE-SSW striking faults were identified as narrow conductive features in both the DC and MT models, as well as breaks in the chargeability models. The survey produced an excellent correlation between mineralization shown in the drill holes targeting the Getty North and South deposits and the location of anomalies IP-07, IP-08 and IP-01 respectively.

Based on the recent Quantec program results and the previous 43 101 pre Feasibility study Getty is focused on a plan estimated at $5 million CDN to move the project forward toward feasibility, subject to financing being available. This is projected to include approximately 12,000 meters of drilling to expand the Getty North and Getty South reserves and resources while also delineating the exploration targets revealed by the Quantec work and previous studies. As well confirmatory Geotechnical and Metallurgical programs will be undertaken. Also, environmental and permitting activities will be advanced and basic engineering in support of a feasibility study will be undertaken.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

Summary of Survey Results:

  Getty North Deposit

  It appears that the higher copper assays observed in the Getty North drill holes correlate very closely to the centers of the chargeability anomalies, whereas the high copper assays correlate better with the contact between the high-moderate chargeability features.

  The Getty North deposit anomaly appears to be composed of two centers of high chargeability, where the western center extends further north-east following the interpreted faults and chargeability highs. The resistivity is moderate-low for both centers.

  Getty South Deposit

  The higher copper assays for the Getty South Deposit, correlate very well with the center of the chargeability anomaly. The chargeability anomaly suggests additional potential for copper mineralization at depth, which can be determined by extending the survey line in a possible second stage Titan 24 survey.

  The Getty South Deposit anomalies are represented by a low resistivity, and a weak to moderate chargeability feature extending to approx. 350 m (,1,150 ft.) below the surface which confirms the known deposit dimensions which is visible on all 4 short lines (250N-1000N). The chargeability anomaly could be open to depth, since the length of the survey lines (survey geometry) limits the depth of penetration at this location. The strongest response of the Getty South deposit is on line 500N, where the anomaly has an east-west length of approximately 350 m (1,148 ft.) located between 50 m (164 ft.) depth and the bottom of the model.

  Quantec recommended to extend the lines over the Getty South Deposit in both the east and the west directions, to better image the Getty South IP anomaly with the full depth of penetration capability with the Titan-24 system. Several other lines can also be considered, since other smaller anomalies have been identified in this survey which are only covered by a single additional line due to the staggered nature of the line locations, filling in the gaps of data, can be considered to further study these single line anomalies.

  Getty West Zone

  The Getty West anomaly is a near surface structure of 320 m (1,050 feet) in east west direction. This feature is a weak to moderate chargeability & moderate-low resistivity and spans four (4) lines (L3000N- 3750N).

  There is further potential for the Getty West anomaly to be further extended south. Since the IP anomaly is not closed off by the southern most line. Additional lines of Titan-DC/IP and MT are also recommended to fill the gap between the Getty South and Getty north groups of lines.

  Quantec also recommends to follow-up this survey with a borehole DC-IP survey is order to further delineate potential deposits and identify off-hole anomalies, due to the large number of available boreholes (provided the holes are still open).

  The MT method could also be of use for further exploration of the Getty property, since many of chargeability anomalies appear to be related, or at least bound by an interpreted fault. One interpretation of the geophysical data suggests that the NW trending faults exert a strong control on mineralization.
  Drill hole data seem to confirm this interpretation.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

The price of copper has rebounded strongly from the slump in 2009 as a result of worldwide economic conditions. There is no way to predict future metal prices and therefore current prices may not reflect future prices and this may have a bearing on the time frame that would be required to place any mineral deposit that may be located on the property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current demand for copper.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to ($311,295) for the three months ending March 31, 2011 from ($73,585) at March 31, 2010, the decrease of $237,710 is a result of General and administration expenses as well as the recognition of a payable to a Effisolar for exploration work completed. (see note 15 of the financial statements).

The Company’s total assets increased during the three months ending March 31, 2011 to $5,431,780 an increase of $315,443 from December 31, 2010. A private placement completed in December 2010 offset the funds used to pay administrative expenses. The Company’s liabilities increased by $388,939. The increase in liabilities is a result of recognizing $420,000 payable in Getty Shares to Effisolar for work completed by Quantec Geoscience Limited as well as the Company accruing the interest incurred on the unpaid balance of an indemnity settlement. The indemnity settlement is with one of the directors to indemnify him for approximately 88 % of his legal expenses which were incurred during 2004 to 2007 in the research and prosecution of legal actions related to lawsuits involving the Company. These lawsuits were in connection with a 2002 mineral property interest sale agreement and the actions of certain former directors. The settlement is premised on the fact that the director’s legal actions were of benefit to the Company in the conduct of its own litigation in connection with the same matters. The settlement provides that the director will receive $650,000 by way of a secured promissory note for $600,000 payable January 2, 2012 and bearing interest at 6% effective April 18, 2009, plus $50,000 cash upon execution of a definitive agreement, which was paid in November 2009. A further payment of $50,000 was paid in December 2010. The indemnity was expensed to legal fees which is included in the professional fees in the statement of operations of the financial statements. Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the exploration and evaluation assets. The Company has no significant source of working capital other than funds raised through private placement, exercising of warrants and Incentive Stock Options.

The loss from operations for the three months ending March 31, 2011 increased by $9,861 over the loss reported at March 31, 2010. Operation expenditures for the three months ending March 31, 2011 increased to $73,902 compared to $63,750 at March 31, 2010. The comparative increase of $10,152 in operation expenditures between the three months ending March 31, 2011 and 2010 is primarily due to a increase in Marketing & Promotion costs.

Selected Quarterly Information:

	March 31, 2011	March 31, 2010
Loss for the quarter	($73,496)	($63,635)
Loss per share:	($0.001)	($0.001)
Assets	$5,431,780	$4,798,517

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

Summary of Quarterly Results

	Mar. 31 2011	Dec. 31 2010	Sept. 30 2010	June 30 2010	March 31 2010	Dec. 31 2009	Sept. 30 2009	June 30 2009
Income	$ ─	$ ─	$ 499	$ 26,949	─	─	─	─
Loss before Other items	$ 73,496	$110,745	$ 84,547	$ 75,420	$ 63,635	$ 165,245	$ 131,619	$ 745,651
Net loss	$ 73,496	$110,745	$ 84,048	$ 48,471	$ 63,635	$ 165,245	$ 131,619	$ 745,651
Loss per share	$ 0.001	$ 0.004	$ 0.002	$ 0.001	$ 0.001	$ 0.013	$ 0.01	$ 0.01
Loss per share diluted	$ 0.001	$ 0.001	$ 0.001	$ 0.001	$ 0.001	$ 0.001	$ 0.001	$ 0.001

During the three months ending March 31, 2011, the Company incurred $391,731 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Geology	150,000	-	151,939	76,939	-	378,878
Metallurgy	-	-	809	810	-	1,619
Other	1,265	108	4,848	4,797	216	11,234
Total exploration & evaluation asset costs	$151,265	$108	$157,596	$82,546	$216	$391,731

During the three months ending March 31, 2010, the Company incurred $15,994 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total Exploration
	Northwest	Central	North	50% interest	Southwest	& Development
Pre-feasibility study	-	-	246	246	-	492
Geology	-	-	621	621	-	1,242
Other	995	8	6,595	6,541	121	14,260
Total exploration & evaluation asset costs	$995	$8	$7,462	$7,408	$121	$15,994

Liquidity

The Company has no mineral producing properties at this time and receives no revenues from production. All of the Company’s properties are late stage potential development projects (Getty North and Getty South) and exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties, except for the Getty North and Getty South deposits which are the subject of the West Coast Environmental Pre-Feasibility Study, until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

In April 2011, the Company issued 1,400,000 shares in consideration of certain services provided to the Company pursuant to a Letter Of Intent dated September 15, 2010. In this Letter Of Intent, it was proposed that Effisolar Energy Ltd. could earn up to a 51% interest in the Getty property upon completing certain conditions. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the Property. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since this deadline has passed without a formal agreement being signed, the company will be issuing the 1,400,000 shares.

As of May 1, 2011, there were 325,000 finders warrants outstanding and if these warrants and the issued incentive stock options were exercised the number of shares outstanding would become 91,942,537.

Outlook

The Company continues its efforts to advance the status its mineral properties. Although the PFS has accorded probable reserve status to a portion of the known resources, it is uncertain whether the Company will determine that it has additional potentially economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and commercial development of the mineral properties, the Company believes that it may be able to economically develop the Getty North and Getty South deposits on its mineral properties. The ability to raise funds to develop its properties may be challenging in light of current metal prices and market conditions for financing junior exploration companies. However, International Financial Reporting Standards require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.

The Company advises that the previous litigation it was involved in no longer impacts the levels of performance or achievements

The Company’s management remains committed to the advancement of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

Except as disclosed in this report there were no related party transactions. During the three months ending March 31, 2011, Cinnamon Jang Willoughby, a professional accounting firm to which director and CFO Donald Willoughby is associated, billed the Company $3,210 (2010- $2,103) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, For the three months ending March 31, 2011, the Company paid $10,709 (2010 - $nil) in legal fees to a firm that Bernhard Zinkhofer, Corporate Secretary, is associated with, $1,500 (2010 - $1,500) office rent to Deborah Resources Ltd. and $7,500 (2010 - $7,500) management fees to Freeway Properties Inc., and both companies are controlled by the Managing Director, John Lepinski. During the three months ending March 31, 2011, the company owed $550,000 plus interest at 6% per annum to Mr. Lepinski as part of an indemnity settlement. (See note 6 of the March 31, 2011 Financial Statements. During the three months ending March 31, 2011 the Company paid $7,582 (2010- $8,003) to Allihies Engineering Inc. for technical services, which is a company held by director and president Corby Anderson.

Outstanding share data

As of May 1, 2011, there were 88,292,537 common shares outstanding.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

Changes in accounting policy

Accounting changes:

International Financial Reporting Standards (“IFRS”):

The Company adopted International Financial Reporting Standards ("IFRS") on January 1, 2011, with a transition date of January 1, 2010. These unaudited condensed interim financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standards ("IAS") 34 - Interim Financial Reporting and IFRS 1 – First-time Adoption of IFRS. The disclosures concerning the transition from Canadian GAAP to IFRS are included in the unaudited condensed interim financial statements.

Additional Disclosure

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. As of June 15, 2011, this action remains unresolved.

West Coast Environmental and Engineering (WCE) has completed the independent, National Instrument 43-101 compliant preliminary feasibility study (PFS) in June 2009 covering the Getty North and Getty South claims (together the “Getty Project”). This PFS has been filed on www.SEDAR.com as a technical report. This report was subsequently updated in May 2010 and has been filed on SEDAR. WCE is a consulting and engineering firm comprised of independent, qualified technical personnel with multiple disciplines who are professionally registered and certified. The Getty Project is located in the Highland Valley near Logan Lake, British Columbia, in the Kamloops Mining Division of British Columbia, Canada. The Highland Valley area is a well known mining district that has historically produced copper and molybdenum, since 1962. Production of these metals as well as by-product gold is carried out today by Teck's Highland Valley Copper mine located in the immediate vicinity of the Getty Project.

The purpose of the PFS was to provide estimates of copper and molybdenum resources and probable reserves in accordance with Canadian Institute of Mining and Metallurgy standards within the Getty North and South deposits, prepare preliminary mining and processing plans, and perform an economic analysis to determine the feasibility of the project on a 100% project basis (meaning the PFS includes 100% of the Getty South claims although it is only 50% owned by Getty and 50% owned by Robak Industries Ltd., a private company owned by John Lepinski, a director of Getty).

In addition, WCE recommends the further exploration with a view to expansion of both the Getty North and Getty South deposits. The Getty North property is comprised of 26 mineral claims located in south central British Columbia, Canada near latitude 50° 34' 15" North and longitude 121° 0' 3" West. To date diamond drilling on the Getty North property totals approximately 46,490 meters in 210 holes and percussion drilling totals approximately 5724 meters in 74 holes. In addition, 23 kilometers of induced polarization surveys, 23 kilometers of geochemical soil sampling surveys and detailed geological mapping has been conducted. The Getty North deposit is recommended by WCE to be developed laterally to the west, southwest and northeast of the deposit and also in the deeper sulphide zone. The deeper resources appear to occur within the continuous shoots that are amenable to open-pit mining followed by rubber tire underground mining methods. Additional drilling and sampling will likely increase the tonnage and grade estimates of the Getty North deposit as well as raise the resources to a higher category.

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

The Getty South property is currently 50% owned and 100% controlled by Getty Copper Inc. and 50% owned by Robak Industries Ltd., a related party. The parties operate the Getty South under a 2002 agreement which gives

Getty discretion over spending and operations on the property. Getty carries Robak’s share of expenses with any carried amounts to be recovered by Getty in priority to Robak in the event of commercial production from Getty South. The Getty South property is comprised of 22 Crown granted mining claims, located in south central British Columbia, Canada on map sheet 921/056 near latitude 50° 32' 32" North and longitude 120° 59' 28". The Getty South property has been explored with almost 400 meters of surface trenching, approximately 20,353 meters of diamond drilling from surface and underground sites and 1,719 meters of underground workings. Most recently, an exploration program composed of 13 reconnaissance diamond drill holes and 15 surface trenches with a total length of 1,572 meters were completed in 1996 and 1997. The Getty South deposit is recommended by WCE to be further explored with particular attention given to the west, northeast and southeast areas to fill in gaps identified in the mine model that would potentially increase the probable reserves of the deposit. Like the Getty North deposit, the deeper resources appear to occur within continuous shoots that should be amenable to open-pit mining followed by rubber tire underground mining methods. Proper in-fill drilling, trenching and bulk sampling should be conducted to reclassify the resource at a potentially higher category. Additional deep-level-in-fill and exploratory drilling is also recommended to examine the vertical and lateral extent of copper mineralization in the underlying sulphide zone.

The financial aspects and indicators for the Getty Project have been determined by using cash flow analysis to evaluate the capital and operating costs generated for the development, operation and closure for the estimated life of the Getty Project. A 12 month pre-production period is proposed to allow for capital outlay, pre-stripping and mine development. The Getty Project would have an estimated mine life of 17 years given the reserves independently determined by WCE in the PFS report. This assumes a nominal 15,000 tonnes of ore mined per day with an open-pit mining operation. The Getty ores would be treated with conventional crushing, grinding and flotation to produce bulk copper and molybdenum containing concentrates. The flotation tailings, which contain the oxide fraction of the copper ore, would then be treated by industrially proven, acidic vat leaching for copper recovery. The combined copper and molybdenum flotation concentrate will be pressure leached utilizing industrially-proven, nitrogen species catalyzed (NSC) pressure oxidation. Conventional copper solvent extraction and electrowinning would be used to produce on site LME quality electrowon copper metal cathodes. The leached molybdenum would be recovered via hydrometallurgical processing to produce molybdenum trioxide on site. A sodium sulphate by product will also be produced and sold. In addition, the Getty hydrometallurgical plant has been sized with extra process capacity to accommodate the treatment of outside custom copper and molybdenum concentrates. Overall, the designed production capacity of the Getty Project metallurgical facilities is estimated to be 30,000 tonnes of copper metal cathode and 2,250 tonnes of molybdenum trioxide per annum. Further, based on the financial and technical outcomes of metallurgical process detailed in the WCE PFS, Getty Copper Inc. is no longer planning to use Innovat Limited's hydrometallurgical technology or pursue an exclusive agreement to do so.

The project is subject to a 1½% net smelter return royalty in favour of Robak Industries Ltd which was taken as a direct cost.

The project is subject to an environmental review by provincial and federal regulatory agencies and before any commercial production can be achieved a permit under the Mines Act of British Columbia will need to be obtained. The report contemplates reclamation and closure costs of $7,800,000 CDN.

Net Revenue will be subject to federal income at the rate of 21.6% of net income with an allowance for mining royalties. Provincial Income tax is charged at the rate of 14.36% of net income less provincial mining tax of 13%. (Property taxes were included in the model)

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GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2011

Summary and Outlook

The Company is a British Columbia company engaged in the business of mineral exploration in the Highland Valley of British Columbia. The Company does not have any properties that are in production or that contain a proven reserve.

The Company’s main focus is to concentrate on seeking exploration funding or a joint venture partner to advance the status of the Getty North and Getty South deposits.

Additional Information

Additional information relating to the company, its activities and operations is available on SEDAR at www.sedar.com.

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